Exhibit 2.1
AMENDMENT TO
AGREEMENT AND PLAN OF MERGER
          This Amendment to the Agreement and Plan of Merger (this “Amendment”) is made and entered into as of this 1st day of August, 2007, by and among CKX, Inc., a Delaware corporation (the “Company”), 19X, Inc., a Delaware corporation (“Parent”), and 19X Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”).
RECITALS
          A.      The Company, Parent and Merger Sub entered into that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of June 1, 2007;
          B.      Pursuant to Section 6.4 of the Merger Agreement, Parent and Merger Sub were required to deliver to the Company within 60 days of the date of the Merger Agreement Financing Letters, reflecting debt and equity commitments from financial institutions and equity investors sufficient for the Financing of the Merger;
          C.      The parties desire to extend the date for the delivery of such Financing Letters and to amend certain other terms of the Merger Agreement;
          C.      Pursuant to Section 9.3 of the Merger Agreement, the parties hereto wish to make such amendments to the Merger Agreement on the terms and conditions set forth below;
          NOW THEREFORE, in consideration of the mutual promises and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:
          1.      Definitions. All capitalized terms used herein, and not expressly defined herein, shall have the respective meanings given to such terms in the Merger Agreement.
          2.      Amendment to Certain Section 1.1 Definitions. Section 1.1 of the Merger Agreement is hereby amended by deleting the definition of “Outside Date” in its entirety and replacing it with the following:
          ““Outside Date” means April 25, 2008; provided that the Outside Date shall be extended to June 24, 2008 in the event that as of April 25, 2008 all the conditions to closing set forth in Article VII hereof shall have been satisfied or waived other than the condition set forth in Section 7.2(g).”
          3.      Amendment to Sections 6.4(a) of the Merger Agreement. Section 6.4(a) of the Merger Agreement is hereby amended by deleting such Section in its entirety and replacing it with the following:

          “SECTION 6.4 FINANCING
          (a)      Within 120 days after the date hereof, Parent and Merger Sub shall deliver to the Company true and complete copies of (i) a fully executed commitment letter (the “Debt Commitment Letter”), except for any fee letters, pursuant to which the financial institutions party to such Debt Commitment Letter shall have committed upon the terms and subject to the conditions set forth therein, to provide, or cause to be provided, debt financing in the amount set forth therein in connection with the Merger and (ii) a fully executed commitment letter (the “Equity Commitment Letter”, and together with the Debt Commitment Letter, the “Financing Letters”), pursuant to which the investors party thereto shall have committed, upon the terms and subject to the conditions set forth therein, to provide, or cause to be provided, equity financing in the aggregate amount set forth therein in connection with the Merger. The Financing Letters shall reflect debt and equity commitments from such equity investors and financial institutions, which together with any equity to be issued in connection with the Contribution and Exchange Agreements or to be issued in exchange for securities of Parent, shall be sufficient to pay the full Merger Consideration (and all other cash amounts payable pursuant hereto), and all of the related fees and expenses payable by Parent or Merger Sub (or, after the Closing, the Surviving Corporation) in connection with the Merger (the funds necessary to pay the foregoing amounts, the “Financing”). Notwithstanding anything in this Agreement to the contrary, one or more Financing Letters may be superseded at the option of Parent and Merger Sub prior to the Effective Time by instruments (the “New Financing Letters”) which replace existing Financing Letters and/or contemplate co-investment by or financing from one or more other or additional parties; provided that the terms of the New Financing Letters shall not (a) expand upon the conditions precedent to the Financing as set forth in the Financing Letters in any respect that would make such conditions less likely to be satisfied, (b) reasonably be expected to delay the Closing or (c) otherwise have an adverse impact on the Company at any time that is prior to the Closing. In such event, the term “Financing Letters” as used herein shall be deemed to include the Financing Letters that are not so superseded at the time in question and the New Financing Letters to the extent then in effect.”
           4.      Effective Date. The amendments to the Merger Agreement set forth above shall be effective and binding on all parties as of July 31, 2007.
          5.      Effect of Amendment. Except as expressly set forth herein, the Merger Agreement shall be and remain in full force and effect as originally written, and shall constitute the legal, valid, binding and enforceable obligations of the parties thereto.
          6.      Couterparts; Effectiveness; Third Party Beneficiaries. This Amendment may be executed by facsimile signatures and in any number of counterparts, each of which shall be deemed to be an original, with the same effect as if the signatures thereto and hereto were upon one and the same instrument. This Amendment shall become effective only when actually signed by each party hereto and each such party has received counterparts hereof signed by all of the other parties hereto. No provision of this Amendment is intended to or shall confer upon any Persons, other than the parties hereto, any rights or remedies hereunder or with respect hereto.
          7.      Successors and Assigns. The provisions of this Amendment shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Amendment without the prior written consent of the other parties hereto. Any purported assignment in violation of these provisions shall be null and void.
          8.      Further Assurances. The parties agree to take such futher action as reasonably necessary to evidence and implement the amendments set forth herein.
          9.      Governing Law. This Amendment shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to the conflicts or choice of Law principles thereof.

          IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their respective authorized officers (or other authorized signatory) as of the day and year first above written.

CKX, INC.
By:	/s/ Michael G. Ferrel
	Name:	Michael G. Ferrel
	Title:	President

19X, INC.
By:	/s/ Robert F.X. Sillerman
	Name:	Robert F.X. Sillerman
	Title:	President

19X ACQUISITION CORP.
By:	/s/ Robert F.X. Sillerman
	Name:	Robert F.X. Sillerman
	Title:	President